______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of September 2001

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits
  Pressrelease, dated September 17, 2001
  Pressrelease, dated September 24, 2001
  Pressrelease, dated September 24, 2001
  Pressrelease, dated September 27, 2001

Press Release

Stockholm September 17, 2001

Song Networks Holding AB's CTO acquires 166,000 shares in the company

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announces that Tommy Ekström, the CTO and founder has acquired 166,000 shares for a private capital insurance fund.

Tommy Ekström, the CTO and one of the company's founders, has acquired 166,000 shares in Song Networks Holding AB for a private capital insurance fund. The acquisition has been carried out through the sale of privately held shares in the company. These shares are no longer subject to insider regulations.

For further information, please contact:

Song Networks Holding AB

Jenny Moquist, Investor Relations

Phone: +46 8 5631 0219

Mobile: +46 701 810 219

E-mail: jenny.moquist@songnetworks.se

Song Networks Holding AB

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,300 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm 24 September 2001

Song Networks launches business solution for IP telephony

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announced that on the Networks Telecom trade fair, 24 September, Song Networks launches the first net-based telephony and switchboard service over IP (Internet Protocol) on a large scale on the Swedish and Finnish market. The service is going to be introduced during the autumn and is named Hosted IP PBX and will initially be aimed to companies with small and mid-sized offices.

Song Networks is now launching Hosted IP PBX in Sweden and Finland. Test customers are already buying the service in Finland, and the service is due for launch in Norway and Denmark in the first half of 2002.

"We are proud to be the first on a large scale to offer integrated telephony and switchboard services based on IP to businesses in the Nordic region. Delivering advanced IP services requires that the operator can control quality and capacity on the access network all the way to the customer. Song Networks has an advantage over other operators because we have our own Nordic network. The company is constructing networks in the 80 largest cities in the Nordic region," says Ivar Strömberg, CEO, Song Networks.

Hosted IP PBX contains a virtual switchboard function, voice mail, a web-based user interface and administration tool. The company only needs a single connection for both telephony and data. Both ordinary analog telephones and IP telephones can be used. The initial investment is low, maintenance is simpler and internal calls between offices are free of charge.

"Voice quality is just as good as with traditional telephony (PSTN) now that the technology is mature and we have our own highly advanced IP network, which means that we can control the entire connection and therefore its quality," says Anita Paulson, product manager at Song Networks AB.

Users have the same interface and functions no matter where they work, which makes distance working easier. The telephone connection is not linked to a desk in the traditional manner, which encourages flexible office solutions.

"The market for integrated telephone and data services will expand strongly in coming years, because it is both cost-effective and flexible to use IP telephony. Integration between data and voice enables many exciting functions." says Ivar Strömberg.

For pictures of the interface and other illustrations, please visit: http://www.songnetworks.net/o.o.i.s/175

For further information, please contact:

Song Networks AB

Ivar Strömberg, CEO

Mobile: +46 701-810001

E-mail: ivar.stromberg@songnetworks.net

Song Networks Oy

Ari-Jussi Knaapila

Mobile: +358 44 311 2310

E-mail: ari-jussi.knaapila@songnetworks.fi

Song Networks Holding AB Jenny Moquist, Investor Relations Manager Mobile: +46 701-810219 E-mail: jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm 24 September 2001

Craig Young resigns from Song Networks Holding AB's board

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) has announced that Craig Young has decided to resign as a board member of Song Networks Holding AB with effect from 30 September 2001.

He has been a board member of Song Networks Holding AB since April 1999. Due to many different undertakings over the past year he has not been able to be as involved with the Board's work as he had hoped. He also resides in Canada while the Company has its board meetings in Sweden.

A successor will not be appointed for the time being.

For further information, please contact:

Song Networks Holding AB

Jenny Moquist, Investor Relations Manager

Phone: +46 8 5631 0219

Mobile: +46 701 810 219

E-mail: jenny.moquist@songnetworks.se

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm 27 September 2001

Major framework agreement for Song Networks AS

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announced today that the Norwegian municipalities of Stavanger, Sandnes and Rogaland will extend their broadband services framework agreement with the Norwegian subsidiary, Song Networks AS. The agreement runs for two years and is worth around SEK 40 million.

The agreement covers the supply of broadband services, equipment and consultancy, as well as an extension to the three-year agreement signed in the summer of 1998. Song Networks AS was awarded the contract against competition that included Telenor.

Nearly 500 public sector buildings in Stavanger, Sandnes and Rogaland municipalities are now linked to Song Networks' broadband network.

"The agreement shows that Song Networks can provide competitive services and solutions," says Song Networks AS' MD, Ketil Kivedahl. "It is unique to see three municipalities combine over such a dynamic use of modern broadband solutions. Rogaland is probably the leader among Norwegian municipalities in its use of IT - no other region has such good broadband coverage," he concludes.

"We want to extend the agreement because we are very happy with what Song Networks has supplied in terms of price, quality and accessibility," says Arne Rannestad, IT manager for Stavanger municipality. "What is particularly important for us is that the solutions are scalable. This gives us considerable flexibility as our needs change. The communication solution from Song Networks helps to strengthen the information flow and knowledge distribution throughout the municipality," he adds.

The services and software in the solution for Stavanger, Sandnes and Rogaland are collected on a central server. They are delivered via the Song network to the local clients. Transmission capacity ranges from 2 Mbits per second to 100 Mbits per second.

For further information, please contact:

Song Networks AS Song Networks AS

Ketil Kivedahl, MD Lill Jakobsen, PR, Information Manager

Phone: +47 2150 2450 Phone: +47 2150 2402

Mobile: +47 4000 0450 Mobile: +47 4000 0402

E-mail: ketil.kivedahl@songnetworks.no E-mail: lill.jakobsen@songnetworks.no

Song Networks Holding AB

Jenny Moquist, Investor Relations Manager

Phone: +46 8 5631 0219

Mobile: +46 701 810 219

E-mail: jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2001

 By: Ivar Martin Strömberg

Name: Ivar Martin Strömberg

Title: President and Chief Executive Officer